January 27, 2020

Eric Rice
Chief Executive Officer
Quanta, Inc.
3606 W. Magnolia Blvd.
Burbank, CA 91505

       Re: Quanta, Inc.
           Registration Statement on Form S-1
           Filed January 15, 2020
           File No. 333-235930

Dear Mr. Rice:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 15, 2020

Cover Page

1. We note your disclosure on the prospectus cover page that "[t]he Reselling Stockholders may sell all or a portion of the shares being offered pursuant to this prospectus at fixed prices and prevailing market prices at the time of sale, at varying prices, or at negotiated prices." Please revise to clarify here and throughout your prospectus that the selling security holders will sell the shares of common stock at a fixed price until such time, if ever, as the common stock is quoted on the OTC Bulletin Board, the OTCQX, the
       OCTQB or listed on a securities exchange.
 Eric Rice
FirstName LastNameEric Rice
Quanta, Inc.
Comapany NameQuanta, Inc.
January 27, 2020
Page 2
January 27, 2020 Page 2
FirstName LastName
Executive and Director Compensation, page 29

2. Please update your filing to include the disclosures required by Regulation S-K Item 402 for your last completed fiscal year.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann, Legal Branch
Chief, at (202) 551-6262 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      W. David Mannheim, Esq.